CLIFFORD L. NEUMAN, P.C.

Attorneys at Law

TEMPLE-BOWRON HOUSE

1507 PINE STREET

BOULDER, COLORADO 80302

Telephone: (303) 449-2100

Facsimile: (303) 449-1045

E-mail: clneuman@neuman.com

July 25, 2011

Via EdgarLink

Alexandra Ledbetter

Securities and Exchange Commission

100 F Street NE

Washington, DC  20549

Re:

Magellan Gold Corporation

Amendment No. 1 to Registration Statement on Form S-1

Filed July 1, 2011

File No. 333-174287

Dear Ms. Ledbetter:

On behalf of Magellan Gold Corporation (“Company”), please be advised that the Company has, on this date, electronically filed by Edgar with the Commission its Pre-Effective Amendment No. 2 to Form S-1 Registration Statement.

To expedite your review, please accept the following in response to the comments of the Commission dated July 20, 2011.  Page number references are to the redlined version as filed.

Comment 1:

Noted.  Revised as requested.  Please see page No. 52

Comment 2:

Supplementally, this will confirm our explanation concerning our inability to determine at this time the precise number of shares that will be distributed.  While the Company can determine the effects of rounding with respect to Athena shareholders of record, the number of shares that are held in street name which will be distributed through the Depository Trust Corporation (“DTC”).  As a matter of policy and protocol, DTC will not pre-determine the shares that will be involved in the distribution to the beneficial shareholders whose shares are held in nominee accounts with various broker-dealers.  This actual determination, and the effects of rounding, will only be undertaken as part of the distribution itself once the Registration Statement has been declared effective.

Comment 3:

Revised as requested.  Please see page No. 1.

Comment 4:

Revised as requested.  Please see page No. 7.

Comment 5:

Revised as requested.  Please see page No. 14.

Comment 6:

Revised as requested.  Please see page Nos. 10 and 11.

Alexandra Ledbetter, Staff Attorney

July 25, 2011

Comment 7:

Revised as requested.  Please see page No. 13.  We elected to delete this Risk Factor in as much as we determined that it was redundant with several other Risk Factors which we believe more than adequately cover the disclosed risks involved.

Comment 8:

Revised as requested.  Please see table of Cash Expenditure Forecast on page 26.

Comment 9:

Revised as requested.  Please see page No. 49.

Please advise if we can provide further information.

Sincerely,

Clifford L Neuman PC

/s/ Clifford L. Neuman

Clifford L. Neuman

CLN:mv

cc:  Mr. John C. Power